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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                                (RULE 13d-102)


           Information to be Included in Statements Filed Pursuant to
            Rule 13d-1(b), (c), and (d) and Amendments Thereto
                        Filed Pursuant to Rule 13d-2(b)


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)
                                            ----

                              JABIL CIRCUIT, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  466313-10-3
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                                (CUSIP Number)

                               DECEMBER 31, 2000
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)
    [   ]  Rule 13d-1(c)
    [ X ]  Rule 13d-1(d)


---------------

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.       466313-10-3             13G            PAGE   2   OF   4   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               MOREAN, WILLIAM D.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
                               14,526,800 (INCLUDES 75,600 OPTIONS EXERCISABLE
  NUMBER OF                    WITHIN 60 DAYS OF THE CALENDAR YEAR END).
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     20,639,987
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   14,526,800 (INCLUDES 75,600 OPTIONS EXERCISABLE
                               WITHIN 60 DAYS OF THE CALENDAR YEAR END).
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               20,639,987
                       --------------------------------------------------------

  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,166,7887 (INCLUDES 75,600 OPTIONS EXERCISABLE WITHIN 60 DAYS OF THE CALENDAR YEAR END).
          ---------------------------------------------------------------------

 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          18.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (See Instructions)
          IN
          ---------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT.
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CUSIP NO.      466313-10-3              13G            PAGE   3   OF   4   PAGES
         ---------------------                              -----    -----


Item 1.    (a)  Name of Issuer:   Jabil Circuit, Inc.


Item 1.    (b)  Address of Issuer's Principal Executive Offices:
                10560 Ninth Street N.
                St. Petersburg, FL 33716


Item 2.    (a)  Name of Person Filing: Morean, William D. ("Reporting Person)

Item 2.    (b)  Address of Principal Business Office or if None, Residence:
                10560 Ninth Street N.
                St. Petersburg, FL 33716

Item 2.    (c)  Citizenship: United States of America

Item 2.    (d)  Title of Class of Securities: Common Stock

Item 2.    (e)  Cusip Number: 466313-10-3


Item 3.    Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c): N/A.


Item 4.    Ownership

           (a) Amount Beneficially Owned (describe): 35,166,787 (including 75,600 options exercisable within 60 days of the calendar year end).

           (b)   Percent of Class: 18.4%.

           (c)   Number of shares as to which such person has:

                 (i) Sole power to vote or to direct the vote: 14,526,800 (including 75,600 options exercisable within 60 days of the calendar year end).

                 (ii)    Shared power to vote or to direct the vote:
                         20,639,987.

                 (iii)   Sole power to dispose or to direct the disposition of:
                         14,526,800 (including 75,600 options exercisable within 60 days of the calendar year end).


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CUSIP NO.      466313-10-3              13G            PAGE   4   OF   4   PAGES
         ---------------------                              -----    -----


                 (iv) Shared power to dispose or to direct the disposition of: 20,639,987


Item 5.    Ownership of Five Percent or Less of a Class: N/A.



Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           The Reporting Person is a co-trustee of the William E. Morean Residual Trust and has shared voting and dispositive power over the shares held by such Trust as a member of the Management Committee created by the Trust.

           The Reporting Person is a director of Eagle's Wing Foundation, a private charitable foundation, and the Reporting Person may be deemed to have shared voting and dispositive power over the shares held by such foundation.

           The Reporting Person has sole voting and dispositive power over the shares held by Cheyenne Holdings Limited Partnership, a Nevada Limited Partnership.

           The Reporting Person is the trustee of the William D. Morean Trust and has sole voting and dispositive power over the shares held by such Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A.

Item 8.    Identification and Classification of Members of the Group: N/A.

Item 9.    Notice of Dissolution of Group: N/A.

Item. 10.  Certification (see Rule 13d-1(b) and (c)): N/A.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Dated: February 12, 2001


                                              /s/ William D. Morean
                                              ---------------------------------
                                                  William D. Morean